# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 9, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Semiconductor Manufacturing International Corporation

### File No. 1-31994 - CF#23037

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Semiconductor Manufacturing International Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 6-K filed on January 5, 2009.

Based on representations by Semiconductor Manufacturing International Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1          through December 24, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director